Mail Room 4561

      September 30, 2005

John A. Schwallie
Futuremedia Public Limited Company
118 Stetson Avenue
Kentfield, CA 94904

	Re:	Futuremedia Public Limited Company
		Registration Statement on Form F-3
		Filed September 8, 2005
		File No. 333-128173

Dear Mr. Schwallie:

	We have limited our review of your registration statement to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-3

Exhibit 5.1

1. Your legal opinion filed as exhibit 5.1 to the registration statement states when "the Board of Directors of the Company has taken all necessary corporate action to approve the issuance of and establish the terms of the offering of the shares and related matters... the Shares will be validly issued, fully paid and nonassessable." Please note that this is an inappropriate assumption to make in rendering a legal opinion required by Item 601(b)(5) of Regulation S-K, as it assumes a material fact underlying the opinion that is readily ascertainable. Please revise.

2. We note the statement "this opinion is addressed to and may be relied on solely by the addressee [and] it may not be regarded as addressed to or relied upon by any other person without our prior written consent." It appears that counsel is disclaiming responsibility for its legal opinion, which is inappropriate, since investors are entitled to rely upon it. Please revise.

*	*	*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked
copies of the amendments to expedite our review.   Please furnish
a
cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions about these comments, please contact
Rebekah Toton at (202) 551-3857. If you need further assistance, you may contact me at (202) 551-3730 with any questions.


								Sincerely,


								Barbara C. Jacobs
								Assistant Director

cc:	Via Facsimile (011 44) 20-7851-6100
	Mark A. Dorff, Esq.
	Brown Rudnick Berlack Israels LLP
	Telephone: (011 44) 20-7851-6005
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John A. Schwallie
Futuremedia PLC
September 30, 2005
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